# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: RIDGETECH INC., CIK 0001856084
CUSIP: G2124G120
Title of class of securities: Ordinary Shares, par value $0.24 per share
Address of issuer's principal executive offices: 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, China (F4), 310014
Date of event which requires filing of this statement: 02/28/2025
Filed by CIK 0002057625
Persons authorized to receive notices and communications: Lingtao Kong, 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City,, Zhejiang Province, China (F4), 310014, 86-571-88219579

## Reporting persons
- LINGTAO KONG (CIK 0002057625): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 2,225,000; shared voting power 0; sole dispositive power 2,225,000; shared dispositive power 0; aggregate amount beneficially owned 2,225,000 (38% of the class)
  Comment: 1. Represents an aggregate of 2,225,000 Ordinary Shares issued by the Company to the Reporting Person pursuant to the Acquisition Agreement (as defined herein).
  
  2. The percentage calculation is based on an aggregate of 5,855,009 Orindary Shares outstanding as of February 28, 2025, being the date of the closing of the Transactions (as defined herein).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.24 per share
Name of issuer: RIDGETECH INC.
Address of issuer's principal executive offices: 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, China (F4), 310014
Comment: This Statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares, par value $0.24 per share (the "Ordinary Shares") of Ridgetech, Inc. (formerly known as China Jo-Jo Drugstores, Inc.), a Cayman Islands exempted company (the "Issuer" or the "Company"), whose principal executive offices are located at 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, Zhejiang Province, People's Republic of China, 310014.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Lingtao Kong (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 4th Floor, Building 5, Renxin Yaju, Gong Shu District, Hangzhou City, Zhejiang Province, People's Republic of China, 310014.
Present principal occupation or employment: The Reporting Person is Chairman of the board of directors (the "Board") of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hong Kong, SAR, People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the Ordinary Shares reported herein as beneficially owned by the Reporting Person were acquired pursuant to that certain Equity Exchange Agreement (the "Acquisition Agreement"), dated January 31, 2025, by and among the Issuer, Ridgeline International Limited ("Ridgeline") and the Reporting Person. The transactions contemplated by the Acquisition Agreement (the "Acquisition") were consummated on February 28, 2025 (the "Closing"). Pursuant to the Acquisition Agreement, the Issuer acquired from the Reporting Person all of the issued and outstanding ordinary shares of Ridgeline, in exchange for the issuance of 2,225,000 Ordinary Shares by the Issuer to the Reporting Person (the "Acquisition"), as described in the proxy statement for annual general meeting of the shareholders furnished by the Issuer as Exhibit 99.1 to Form 6-K with the Securities and Exchange Commission on February 4, 2025 (the "Proxy Statement"). The Acquisition was consummated concurrently with the transactions contemplated by that certain Equity Exchange Agreement (the "Divestiture Agreement"), dated January 31, 2025, by and among the Issuer, Renovation Investment (Hong Kong) Co., Ltd. ("Renovation"), Lei Liu, Li Qi, and Oakview International Limited ("Oakview"), pursuant to which Renovation transferred all equity in Zhejiang Jiuxin Investment Management Co. Ltd., a limited liability company incorporated in the People's Republic of China and a direct subsidiary of Renovation, to Oakview, in exchange for irrevocably surrender for no consideration by Mr. Liu, Ms. Qi, Oakview and their affiliates in total 2,548,353 Ordinary Shares back to the Issuer (the "Divestiture", together with the Acquisition, the "Transactions").

The foregoing description of the transactions discussed in this Item 4 is qualified in its entirety by reference to description of the Acquisition, the Divestiture and related transactions contained in the Proxy Statement, which such description is incorporated by reference herein. In connection with the Transactions, the Reporting Person was elected to the Issuer's Board as Chairman, and Mr. Liu and Ms. Qi resigned from the Board and any other officer positions with the Issuer (including Mr. Liu's role as Chief Executive Officer).

Except as disclosed herein, the Reporting Person has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. As the Chairman of the Board of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of this Item 4 of Schedule 13D. The Reporting Person also reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional Ordinary Shares and/or retain and/or sell all or a portion of the Ordinary Shares held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Ordinary Shares held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, among other things, the price levels of the Ordinary Shares, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, need for liquidity, and other future developments. Any future acquisitions of the Ordinary Shares by the Reporting Person will be subject to the Issuer's policies, including its insider trading policy, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by the Reporting Person. Calculation of the percentage of the Ordinary Shares beneficially owned is based on 5,855,009 Ordinary Shares outstanding as of Closing.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Except as described in Item 4, the Reporting Person has not effected any transaction in the Ordinary Shares within the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, such Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as otherwise described herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer enumerated in Item 6 of Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Equity Exchange Agreement, dated as of January 31, 2025, by and among China Jo-Jo Drugstores, Inc., Ridgeline International Limited and Lingtao Kong (Incorporated by reference to Exhibit 10.1 to the Form 6-K furnished by Issuer on February 3, 2025).

## Signatures
- LINGTAO KONG: /s/ Lingtao Kong, Lingtao Kong (03/06/2025)